Exhibit 4.29

March 23, 2023

Lan Huang

4506 Delafield Ave,

Bronx NY 10471

Re: Salary adjustment

Dear Lan:

Hope this letter finds you well. Per our discussion, this letter is to inform you about your salary adjustment.

Following a careful assessment of our current financial situation and operations, we have approved your request for a salary reduction. Effective from April 1, 2023, your salary will be reduced by 25%, until further notice. Your new annual salary rate will be $263,640.

Thank you for your continued commitment to the company.

/s/ Lan Huang
Lan Huang, Co-Founder & CEO

Acknowledgement:

/s/ Lan Huang	March 28, 2023
Lan Huang	Date

BeyondSpring Pharmaceuticals, Inc. | 28 Liberty, 39th Floor | New York, NY 10005

Main Tel: (646) 305-6387

www.beyondspringpharma.com